                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                     For the Fiscal Year Ended June 30, 1995

                         Commission File Number 0-12591


        Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan
                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               5555 Glendon Court
                               Dublin, Ohio 43016
             (Name of Issuer of the Securities Held by the Plan and
                    Address of Principal Executive Office)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                             PAGE
SIGNATURES                                                                                      2

INDEPENDENT AUDITORS' REPORT                                                                  3-4

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of June 30, 1995 and 1994                5-6
  Statements of Changes in Net Assets Available for Benefits for the Year
    Ended June 30, 1995 and the Three Months Ended June 30, 1994                              7-8
  Notes to Financial Statements                                                              9-10

SUPPLEMENTAL SCHEDULES AS OF JUNE 30, 1995 AND 1994 AND FOR THE YEAR
  ENDED JUNE 30, 1995 AND THE THREE MONTHS ENDED JUNE 30, 1994:
  Item 27a - Schedule of Assets Held for Investment Purposes                                11-12
  Item 27d - Schedule of Reportable Transactions                                            13-14

EXHIBIT INDEX                                                                                  15

EXHIBITS:
  Exhibit 23 - Independent Auditors' Consent                                                   16

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  CARDINAL HEALTH, INC.
                                  PROFIT SHARING AND RETIREMENT
                                  SAVINGS PLAN

Date:  December 20, 1995          /s/ David Bearman
                                  ---------------------------------------------
                                  David Bearman, Plan Committee Member


Date:  December 20, 1995          /s/ George H. Bennett Jr.
                                  ---------------------------------------------
                                  George H. Bennett, Jr., Plan Committee Member


Date:  December 20, 1995          /s/ Carole W. Tomko
                                  ---------------------------------------------
                                  Carole W. Tomko, Plan Committee Member

INDEPENDENT AUDITORS' REPORT

To the Plan Committee of
  Cardinal Health, Inc.
  Profit Sharing and Retirement
  Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1995 and 1994 and the related statements of changes in net assets available for benefits for the year ended June 30, 1995 and the three months ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended June 30, 1995 and the three months ended June 30, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







DELOITTE & TOUCHE LLP

Columbus, Ohio
December 15, 1995

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1995
-------------------------------------------------------------------------------

                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                          --------------------------------------------------------------
                                                                                           SHORT-TERM        ASSET
                                                               EQUITY         EQUITY       INVESTMENT       MANAGER
                                                               FUND A         FUND B          FUND            FUND
ASSETS:
  Contribution receivable, primarily
   from Plan sponsor                                         $  587,517    $   994,279     $   562,731     $  142,585
  Participant notes receivable
  Investments (Notes 1 and 3):
    Mutual funds                                              8,905,713     19,235,788                      1,154,109
    Money market fund                                                                       12,703,009
    Stable value fund
    Equity securities
                                                             ----------    -----------     -----------     ----------
           Total investments                                  8,905,713     19,235,788      12,703,009      1,154,109
                                                             ----------    -----------     -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                            $9,493,230    $20,230,067     $13,265,740     $1,296,694
                                                             ==========    ===========     ===========     ==========


                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                           ------------------------------------------------------------------------

                                               ASSET          ASSET         MANAGED
                                              MANAGER        MANAGER         INCOME                     PARTICIPANT
                                              GROWTH          INCOME       PORTFOLIO       COMPANY         NOTES        COMBINED
                                               FUND            FUND           FUND          STOCK       RECEIVABLE        FUNDS
ASSETS:
  Contribution receivable, primarily
   from Plan sponsor                       $  264,912     $   74,988     $  113,840     $  521,342                    $ 3,262,194
  Participant notes receivable                                                                          $1,175,221      1,175,221
  Investments (Notes 1 and 3):
    Mutual funds                            1,437,292      2,288,311                                                   33,021,213
    Money market fund                                                                                                  12,703,009
    Stable value fund                                                       974,319                                       974,319
    Equity securities                                                                    5,022,333                      5,022,333
                                           ----------     ----------     ----------     ----------      ----------    -----------
           Total investments                1,437,292      2,288,311        974,319      5,022,333                     51,720,874
                                           ----------     ----------     ----------     ----------      ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS          $1,702,204     $2,363,299     $1,088,159     $5,543,675      $1,175,221    $56,158,289
                                           ==========     ==========     ==========     ==========      ==========    ===========


See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1994
-------------------------------------------------------------------------------

                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                          ----------------------------------------------------------
                                                                                           SHORT-TERM        ASSET
                                                               EQUITY         EQUITY       INVESTMENT       MANAGER
                                                               FUND A         FUND B          FUND            FUND
ASSETS:
  Contribution receivable, primarily from Plan sponsor       $  138,745     $  226,956    $  116,876      $   21,708
  Investments (Notes 1 and 3):                                6,419,321      9,050,073                       488,427
    Mutual funds
    Money market fund                                                                      7,301,501
    Stable value fund
    Equity securities
                                                             ----------     ----------    ----------      ----------

           Total investments                                  6,419,321      9,050,073     7,301,501         488,427
                                                             ----------     ----------    ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                            $6,558,066     $9,277,029    $7,418,377      $  510,135
                                                             ==========     ==========    ==========      ==========



                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                             -------------------------------------------------------
                                                                 ASSET          ASSET         MANAGED
                                                                MANAGER        MANAGER         INCOME
                                                                GROWTH          INCOME       PORTFOLIO       COMPANY       COMBINED
                                                                 FUND            FUND           FUND          STOCK         FUNDS
ASSETS:
  Contribution receivable, primarily from Plan sponsor       $   40,432     $    9,947    $   21,263      $  102,210     $   678,137
  Investments (Notes 1 and 3):
    Mutual funds                                                568,118        378,057                                    16,903,996
    Money market fund                                                                                                      7,301,501
    Stable value fund                                                                        588,552                         588,552
    Equity securities                                                                                      3,083,182       3,083,182
                                                             ----------     ----------    ----------      ----------     -----------

           Total investments                                    568,118        378,057       588,552       3,083,182      27,877,231
                                                             ----------     ----------    ----------      ----------     -----------


NET ASSETS AVAILABLE FOR BENEFITS                            $  608,550     $  388,004    $  609,815      $3,185,392     $28,555,368
                                                             ==========     ==========    ==========      ==========     ===========


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 1995
--------------------------------------------------------------------------------

                                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                 ------------------------------------------------------------------------------
                                                                                                         ASSET           ASSET
                                                                            SHORT-TERM       ASSET      MANAGER         MANAGER
                                                  EQUITY        EQUITY      INVESTMENT      MANAGER     GROWTH           INCOME
                                                  FUND A        FUND B         FUND          FUND        FUND             FUND

INCREASES IN NET ASSETS:
  Contributions transferred from previous
    qualified plans (Note 2)                     $1,498,553   $ 5,417,705   $ 5,487,806   $  422,749   $  341,574    $1,883,732
  Contributions from Plan sponsor                   817,522     1,359,057       743,832      198,898      356,455       106,127
  Contributions from Plan participants              685,112     1,132,393       444,370      162,900      317,941        95,584
  Investment income:
    Dividends                                       517,776        74,596       451,478       31,770       27,830        31,605
    Interest                                          1,918         3,063         2,383        3,097        2,109           262
  Net appreciation in fair value of investments     340,666     4,302,764                     38,603       58,538        85,202
                                                 ----------   -----------   -----------   ----------   ----------    ----------

           Total increases                        3,861,547    12,289,578     7,129,869      858,017    1,104,447     2,202,512
                                                 ----------   -----------   -----------   ----------   ----------    ----------

DECREASES IN NET ASSETS:
  Retirement benefits                              (538,452)     (958,622)   (1,124,618)    (131,061)     (65,002)      (71,451)
  Loan withdrawals                                  (63,670)     (217,416)     (178,251)      (8,185)     (11,899)          324
  Miscellaneous - other                                (160)         (265)         (664)         (39)                       (40)
  Interfund transfers                              (324,101)     (160,237)       21,027       67,827       66,108      (156,050)
                                                 ----------   -----------   -----------   ----------   ----------    ----------

           Total (decreases) increases             (926,383)   (1,336,540)   (1,282,506)     (71,458)     (10,793)     (227,217)
                                                 ----------   -----------   -----------   ----------   ----------    ----------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                    2,935,164    10,953,038     5,847,363      786,559    1,093,654     1,975,295

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                     6,558,066     9,277,029     7,418,377      510,135      608,550       388,004
                                                 ----------   -----------   -----------   ----------   ----------    ----------


NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                          $9,493,230   $20,230,067   $13,265,740   $1,296,694   $1,702,204    $2,363,299
                                                 ==========   ===========   ===========   ==========   ==========    ==========



                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                        --------------------------------------
                                                           MANAGED
                                                           INCOME                 PARTICIPANT
                                                          PORTFOLIO   COMPANY         NOTES      COMBINED
                                                            FUND       STOCK       RECEIVABLE     FUNDS

INCREASES IN NET ASSETS:
  Contributions transferred from previous
    qualified plans (Note 2)                            $  184,351   $  298,371   $  695,154   $16,229,995
  Contributions from Plan sponsor                          155,568      701,384                  4,438,843
  Contributions from Plan participants                     118,260      516,506                  3,473,066
  Investment income:
    Dividends                                               44,395       10,134                  1,189,584
    Interest                                                   963          972                     14,767
  Net appreciation in fair value of investments                         695,859                  5,521,632
                                                        ----------   ----------   ----------   -----------

           Total increases                                 503,537    2,223,226      695,154    30,867,887
                                                        ----------   ----------   ----------   -----------

DECREASES IN NET ASSETS:
  Retirement benefits                                     (184,366)    (190,226)                (3,263,798)
  Loan withdrawals                                          (6,421)       5,451      480,067
  Miscellaneous - other                                                                             (1,168)
  Interfund transfers                                      165,594      319,832
                                                        ----------   ----------   ----------   -----------

           Total (decreases) increases                     (25,193)     135,057      480,067    (3,264,966)
                                                        ----------   ----------   ----------   -----------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                             478,344    2,358,283    1,175,221    27,602,921

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                              609,815    3,185,392                 28,555,368
                                                        ----------   ----------   ----------   -----------


NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                 $1,088,159   $5,543,675   $1,175,221   $56,158,289
                                                        ==========   ==========   ==========   ===========


See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE THREE MONTHS ENDED JUNE 30, 1994
--------------------------------------------------------------------------------

                                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                           --------------------------------------------------------------------
                                                                                                                     ASSET
                                                                                         SHORT-TERM      ASSET      MANAGER
                                                              EQUITY        EQUITY       INVESTMENT     MANAGER      GROWTH
                                                              FUND A        FUND B          FUND          FUND        FUND

INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified
    plans (Note 2)                                         $    9,765     $   43,835                   $ 13,167    $ 13,620
  Contributions from Plan sponsor                             167,255        265,977     $  137,590      25,969      47,075
  Contributions from Plan participants                         86,870        140,744         50,983      12,167      26,482
  Investment income - dividends                                49,596        347,373         62,015       2,770
  Net appreciation (depreciation) in fair value of
    investments                                                 6,049       (748,403)                    (9,403)    (12,359)
                                                           ----------     ----------     ----------    --------    --------

           Total increases                                    319,535         49,526        250,588      44,670      74,818
                                                           ----------     ----------     ----------    --------    --------

DECREASES IN NET ASSETS:
  Retirement benefits                                         (54,348)       (84,959)      (568,573)       (102)        (70)
  Interfund transfers                                         (14,290)       (36,096)      (148,401)     46,008       8,508
                                                           ----------     ----------     ----------    --------    --------

           Total (decreases) increases                        (68,638)      (121,055)      (716,974)     45,906       8,438
                                                           ----------     ----------     ----------    --------    --------

INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                               250,897        (71,529)      (466,386)     90,576      83,256

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF PERIOD                             6,307,169      9,348,558      7,884,763     419,559     525,294
                                                           ----------     ----------     ----------    --------    --------


NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                                  $6,558,066     $9,277,029     $7,418,377    $510,135    $608,550
                                                           ==========     ==========     ==========    ========    ========


                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                           --------------------------------
                                                             ASSET      MANAGED
                                                            MANAGER     INCOME
                                                             INCOME    PORTFOLIO    COMPANY       COMBINED
                                                              FUND       FUND        STOCK         FUNDS

INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified
    plans (Note 2)                                         $ 16,043   $  5,460    $   15,968   $   117,858
  Contributions from Plan sponsor                            12,302     18,362       120,798       795,328
  Contributions from Plan participants                        8,035     10,557        56,012       391,850
  Investment income - dividends                               3,189      7,338         1,620       473,901
  Net appreciation (depreciation) in fair value of
    investments                                              (3,970)    (1,865)      193,208      (576,743)
                                                           --------   --------    ----------   -----------

           Total increases                                   35,599     39,852       387,606     1,202,194
                                                           --------   --------    ----------   -----------

DECREASES IN NET ASSETS:
  Retirement benefits                                                      (87)      (71,769)     (779,908)
  Interfund transfers                                         3,199     39,243       101,829
                                                           --------   --------    ----------   -----------

           Total (decreases) increases                        3,199     39,156        30,060      (779,908)
                                                           --------   --------    ----------   -----------

INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                              38,798     79,008       417,666       422,286

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF PERIOD                             349,206    530,807     2,767,726    28,133,082
                                                           --------   --------    ----------   -----------


NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                                  $388,004   $609,815    $3,185,392   $28,555,368
                                                           ========   ========    ==========   ===========


See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 1995 AND THE THREE MONTHS ENDED JUNE 30, 1994
--------------------------------------------------------------------------------
1.    ACCOUNTING POLICIES

      The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      The statements of net assets available for benefits include investments in mutual funds, money market funds, stable value funds and equity securities valued at quoted market prices on the last business day of the plan year.

2.    DESCRIPTION OF PLAN

      Substantially all employees of Cardinal Health, Inc. and its subsidiaries (collectively referred to as the employer, Plan sponsor or Company) not covered by a collective bargaining agreement and who have completed 1,000 or more hours of credited service are eligible to participate in the Plan. The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of new employees from other previously unrelated qualified plans.

      Effective October 1, 1993, the Plan allows employees to authorize payroll deductions up to the lesser of 15% of their credited compensation or the maximum allowed under the IRS guidelines. In addition, Company Matching Contributions are 75% of the Participant Elected Contributions up to 3% of credited compensation. The Company also makes profit sharing contributions ("Profit Sharing Contributions") to the Plan on behalf of each eligible employee who completes at least 1,000 hours of service and was an eligible employee on the last day of the plan year. The Company's Profit Sharing Contributions each plan year consist of: (a) automatic contributions equal to 3% of total credited compensation for all eligible participants; and
      (b) additional contributions, if any, determined at the sole discretion of the Company, which are allocated to participants based first upon their credited compensation in excess of the Social Security taxable wage base (up to 6.06% of such excess) and next, pro rata, based upon total credited compensation. The investment of such contributions is generally directed by the employee into one or more of the following investment options: a money market fund, a stable value fund, one of five mutual funds or the Company's common stock fund established under the Plan.

      All participants in the Plan who were employed by the Company on its commencement date are fully vested in all plan benefits which accrue to their account. Subsequently hired participants have a nonforfeitable right to accrued benefits pertaining to Participant Elected Contributions and transfer contributions at all times, and a nonforfeitable right to accrued benefits from Company Matching Contributions and Profit Sharing Contributions in the event of retirement or other termination of employment: (a) on or after the participant's 65th birthday; (b) on account of permanent disability;

      (c) by reason of death; or (d) after completion of 5 years of service. A newly hired participant whose employment terminates under other circumstances will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing Contributions determined under a 5-year schedule, based on years of service. All other unvested accrued benefits will be forfeited and used to reduce Company contributions. All administrative expenses are paid by the Plan sponsor, excluding loan fees which are paid by the borrowing participant.

      Effective January 1, 1995 participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Interest rates for outstanding loans range from 6 percent to 13 percent. Principal and interest are paid ratably through payroll deductions.

      As of June 30, 1995, benefits payable to terminated employees were $54,774. There were no benefits payable as of June 30, 1994. These amounts are included on line 31g of the Plan's Form 5500.

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.

      In September 1994, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

      For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3.    PLAN INVESTMENTS

      Investments of more than five percent of net assets at June 30, 1995 and 1994 consisted of:


                                              1995                            1994
                                   ---------------------------     ------------------------
                                      MARKET                          MARKET
                                      VALUE           COST            VALUE        COST
Equity Securities - Cardinal
  Health, Inc. Common Shares       $ 5,022,333     $ 3,564,853     $3,083,182    $2,180,898
Mutual Funds:
  Fidelity Puritan Fund              8,905,713       8,366,002      6,419,321     6,215,828
  Fidelity Magellan Fund            19,235,788      15,230,954      9,050,073     9,244,360
  Fidelity Retirement Government
    Money Market Portfolio          12,703,009      12,703,009      7,301,501     7,301,501


                                   * * * * * *

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF JUNE 30, 1995
--------------------------------------------------------------------------------

   UNITS/                                                             MARKET
   SHARES                      DESCRIPTION                            VALUE              COST
                Mutual Funds:
   551,437        Fidelity Puritan Fund                           $  8,905,713       $  8,366,002
   230,369        Fidelity Magellan Fund                            19,235,788         15,230,954
12,703,009        Fidelity Retirement Government
                    Money Market Portfolio                          12,703,009         12,703,009
    77,980        Fidelity Asset Manager Fund                        1,154,109          1,132,847
   102,884        Fidelity Asset Manager Growth Fund                 1,437,292          1,398,924
   205,598        Fidelity Asset Manager Income Fund                 2,288,311          2,210,934
   974,319        Fidelity Managed Income Portfolio Fund               974,319            974,319
                                                                  ------------       ------------

                      Total Mutual Funds                            46,698,541         42,016,989

   106,293      Equity Securities - Cardinal Health, Inc.            5,022,333          3,564,853
                Participant Notes Receivable - interest rate
                  6% - 13% maturing 1996 through 2010                1,175,221          1,175,221
                                                                  ------------       ------------

                   TOTAL                                          $ 52,896,095       $ 46,757,063
                                                                  ============       ============

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF JUNE 30, 1994
--------------------------------------------------------------------------------

  UNITS/                                                       MARKET
  SHARES                  DESCRIPTION                          VALUE               COST
           Mutual Funds:
  413,084    Fidelity Puritan Fund                          $ 6,419,321        $ 6,215,828
  141,540    Fidelity Magellan Fund                           9,050,073          9,244,360
7,301,501    Fidelity Retirement Government
               Money Market Portfolio                         7,301,501          7,301,501
   34,324    Fidelity Asset Manager Fund                        488,427            515,769
   42,684    Fidelity Asset Manager Growth Fund                 568,118            597,460
   35,498    Fidelity Asset Manager Income Fund                 378,057            390,891
  588,552    Fidelity Managed Income Portfolio Fund             588,552            588,552
                                                            -----------        -----------

                     Total Mutual Funds                      24,794,049         24,854,361

 62,922    Equity Securities - Cardinal Health, Inc.          3,083,182          2,180,898
                                                            -----------        -----------

         TOTAL                                              $27,877,231        $27,035,259
                                                            ===========        ===========

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1995
--------------------------------------------------------------------------------


                                                                                  COST OF ASSET       NET
                                             PURCHASES(1)       PROCEEDS(1)      AT DATE OF SALE      GAIN
SERIES OF REPORTABLE TRANSACTIONS:(2)
  Fidelity Puritan Fund                       $3,307,788        $1,162,062         $1,157,610       $  4,452
  Fidelity Magellan Fund                       7,708,701         1,825,750          1,722,108        103,642
  Company Stock Fund                           1,663,210           419,918            279,253        140,665
  Fidelity Asset Manager Income Fund           2,088,406           263,354            258,344          5,010
  Fidelity Short Term Investment Fund          7,124,343         1,722,835          1,722,835

SINGLE REPORTABLE TRANSACTIONS:
  Fidelity Magellan Fund                       5,205,213
  Fidelity Short Term Investment Fund          5,431,175
  Fidelity Asset Manager Income Fund           1,857,690


(1) Purchase price and selling price are equal to current value at date of transaction.

(2)     Includes single reportable transactions.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE THREE MONTHS ENDED JUNE 30, 1994
--------------------------------------------------------------------------------


                                                                                                      COST OF ASSET        NET
                                                                PURCHASES(1)      PROCEEDS(1)         AT DATE OF SALE      GAIN
SERIES OF REPORTABLE TRANSACTIONS  -
  Fidelity Magellan Fund                                         $1,403,247        $269,878              $269,517          $361


(1) Purchase price and selling price are equal to current value at date of transaction.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

EXHIBIT INDEX
--------------------------------------------------------------------------------

                                                               Page
Exhibit 23 - Independent Auditors' Consent                      16